Exhibit 99.2

PRESS RELEASE

For immediate release

NMG Finalizes Multiple Offtake Agreements for its Phase-2 Graphite Production Demonstrating Strong Support from

Canadian Government and Customers

+	Signature of binding supply and marketing term sheets with the Government of Canada providing for an aggregate 30,000 tpa of graphite concentrate to be placed with Canada and allied countries or entities for strategic applications, with a seven-year offtake term.

+	Revised binding offtake agreement with Panasonic Energy to fast-track the construction and launch of production of 13,000 tpa of active anode material via NMG’s Phase-2 integrated value chain.

+	Finalized updated commercial and marketing agreement with Traxys for 20,000 tpa of graphite concentrate for the refractory market, including a firm take-or-pay volume, to be executed subject to Traxys board approval.

+	Ongoing negotiations with an established anode manufacturer to secure up to 30,000 tpa of graphite concentrate, which would include a firm take-or-pay volume, from the Phase-2 Matawinie Mine to potentially support GM active anode material needs and other customers.

+	Matawinie Mine Project financing process progressing well with due diligence exercises nearing completion and long-form term sheet negotiations ongoing ahead of respective lenders’ credit committees.

MONTRÉAL, CANADA, October 31, 2025 – While western leaders are gathered in Canada for the G7 Energy and Environment Ministers’ Meeting, Nouveau Monde Graphite Inc. (collectively with its wholly owned subsidiaries, “NMG” or the “Company”) (NYSE: NMG, TSX: NOU) announces commercial agreements with the Government of Canada; Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752); and Traxys North America LLC (“Traxys”); as well as ongoing negotiations with an established anode manufacturer (the “Manufacturer”). With these commercial agreements and arrangement potentially covering almost 100% of the future Phase-2 Matawinie Mine flake graphite volumes, NMG is set to advance project financing discussions towards a final investment decision (“FID”) to launch the construction of its commercial production for serving strategic growth industries in the Western World, including energy, defense, technology, and manufacturing.

Eric Desaulniers, Founder, President, and CEO of NMG, stated: “In today’s dynamic environment, we have demonstrated our agility and market relevance by diversifying our commercial base and streamlining the path to securing bankable, multiyear agreements. Commercial agreements crystalized around the future graphite production volumes of the Phase-2 Matawinie Mine now provide our targeted financial partners with visibility on the project’s bankability and risk profile, helping move forward with confidence toward a final investment decision and the launch of commercial operations. Our development plan is ever stronger and timed to lessen risks and capitalize on firm orders. NMG stands as a strategic player for supporting energy autonomy, national security, and manufacturing efforts of governments and industries across the Western World.”

The Honourable Tim Hodgson, Minister of Energy and Natural Resources, Government of Canada, said: “Canada is proud to support Nouveau Monde Graphite in advancing critical mineral development that aligns with our national priorities and international commitments and sign a strategic offtake agreement that will strengthen economic and national security. Through the Critical Minerals Production Alliance, we are working to deploy sovereign tools, mobilize investments and financing, and secure offtake arrangements to accelerate the development of secure, resilient critical minerals supply chains. These minerals will power the clean energy transition, strengthen our defence and manufacturing capabilities, and position Canada as a trusted supplier to our allies.”

Claude Guay, Parliamentary Secretary to the Minister of Energy and Natural Resources, added: “Canada’s support for Nouveau Monde Graphite reflects our commitment to responsible resource development and international collaboration. By advancing projects that align with the goals of the Critical Minerals Production Alliance, we are helping to build resilient supply chains, drive innovation, and bolster Canada’s position as a trusted global partner in the continued development of more clean energy and advanced manufacturing.”

Eric Desaulniers, added: “We are exceptionally pleased to welcome the Government of Canada as an offtake partner. Government of Canada’s proactive role in aggregating demand from allied nations and strategic industrial stakeholders reinforces the credibility of our commercial strategy. This endorsement provides a strong signal to our lenders and investors as we accelerate toward a final investment decision for the Phase-2 Matawinie Mine.”

Canadian Leadership for Allied Nations and Strategic Markets

NMG has signed a binding term sheet with the Government of Canada for a seven-year offtake of 30,000 tonnes per annum (“tpa”) of graphite concentrate reserved for Canada and allied countries and entities for strategic applications and commercialization in domestic markets.

Through this commitment, the Government of Canada is set to secure 15,000 tpa of graphite concentrate on a take-or-pay basis at a fixed North American market price for a basket of products ranging from fine to large and jumbo flakes at a minimum 94% Cg purity level. This offtake framework is subject to NMG entering into offtake(s) with allied countries or entities on substantially the same terms for aggregate annual commitments equal to 15,000 tpa, and to satisfaction of all conditions precedent.

A marketing term sheet in relation to the Government of Canada’s committed volume allows NMG to market their volume and includes a 50-50 profit split above the agreed upon fixed price net of any losses that the Government of Canada may have incurred and any marketing fees paid to NMG.

NMG and the Government of Canada will actively work towards finalizing the definitive agreements and obtaining the relevant governmental approvals, which includes the treasury board approval, due diligence, and the appropriation process. No assurance can be given that NMG will be able to conclude definitive agreements with allied countries, entities and/or the Government of Canada and will be able to satisfy all conditions precedent.

The Canadian Critical Minerals Strategy places graphite among a prioritized group of minerals designated to stimulate domestic manufacturing and build integrated supply chains. Supporting local graphite production and value-added processing is aligned with Canada’s strategy to develop critical minerals to fuel industrial growth, advance climate action, expand trade partnerships, and fulfill its investment commitment to NATO.

Updated Commercial Agreements with Major Customers

In view of evolving market conditions and project financing requirements, NMG has worked with its main customers to update existing commercial agreements.

PANASONIC ENERGY ACTIVE ANODE MATERIAL

The commercial agreement with Panasonic Energy has been revised (the “2025 Panasonic Energy Binding Offtake Agreement”) with the objective of advancing the production of 13,000 tpa of active anode material via NMG’s Phase-2 integrated value chain. An estimated 25,000 tpa of graphite concentrate from the Phase-2 Matawinie Mine will be required to produce the active anode material volume for Panasonic Energy. The 2025 Panasonic Energy Binding Offtake Agreement sets out conditions precedent that are customary for agreements of this nature. Details of the 2025 Panasonic Energy Binding Offtake Agreement is available in a simultaneous announcement: https://nmg.com/panasonic-offtake-2025/.

TRAXYS GRAPHITE CONCENTRATE

The joint marketing and offtake agreement with Traxys is to be updated (“2025 Traxys Binding Offtake and Marketing Agreement”) to secure up to 20,000-tpa of graphite concentrate offtake from the Phase-2 Matawinie Mine, 10,000 tpa of which is on a take-or-pay basis. The execution of the 2025 Traxys Binding Offtake and Marketing Agreement is subject solely to Traxys Board approval. Details of the 2025 Traxys Binding Offtake and Marketing Agreement are available in a simultaneous announcement: https://nmg.com/traxys-offtake-2025/.

UPDATE ON GM AGREEMENTS & OTHER ACTIVE NEGOTIATIONS

NMG is in active negotiations with the Manufacturer to secure up to 30,000 tpa of graphite concentrate from the Phase-2 Matawinie Mine over an initial six-year period. The take-or-pay portion of this volume is expected to represent approximately 15,000 tpa, with sales pricing based on market indices with a floor price, which is intended to serve as feedstock for active anode material production.

NMG has and will continue to work towards a definitive agreement with the Manufacturer, which may entail an equity investment by the Manufacturer. In connection with this process, GM and NMG have agreed to terminate their previously announced supply and investment agreements effective November 30, 2025. GM is exploring with the Manufacturer, on a non-binding basis, a potential supply arrangement whereby GM would purchase a portion of the active anode material for use in the manufacture of GM’s electric vehicle (“EV”) batteries. The remainder of the volume is intended to be jointly commercialized by NMG and the Manufacturer to a list of lithium-ion battery customers. There can be no assurance that NMG will be able to conclude the definitive agreement with the Manufacturer nor that GM and Manufacturer will reach a definitive agreement.

Project Execution Strategy Update to Launch Commercial Production

With these combined offtake agreements and commercial arrangements announced today, NMG has rounded up commercial interest for potentially close to 100% of the entire future output of flake graphite from the Phase-2 Matawinie Mine, in addition to 13,000-tpa volume of active anode material from the Phase-2 Bécancour Battery Material Plant.

In light of this, NMG intends to confirm the support of its strategic investors and targeted lenders toward the project financing, either for a combined FID encompassing the Phase-2 Matawinie Mine and the Phase-2 Bécancour Battery Material Plant, or for a sequenced FID starting with the Phase-2 Matawinie Mine followed by the Phase-2 Bécancour Battery Material Plant. Considering the 2025 Panasonic Energy Binding Offtake Agreement announced today, NMG is also assessing the commercial and technical feasibility of an initial capacity in the Phase-2 Bécancour Battery Material Plant, with a view to efficiently fulfilling its committed volumes upon reaching either a combined FID or sequenced FID for the Phase-2 Bécancour Battery Material Plant. There is no assurance that the Company will be able to secure additional commitments, nor that NMG will be able to meet the conditions precedent of the 2025 Panasonic Energy Binding Offtake Agreement at the time of FID.

The project financing process has significantly advanced in recent months. The due diligence processes are now nearing completion, supported by specialized advisory firms, which are proceeding concurrently to assess the corporate, technical, market, and ESG components of NMG’s planned Phase-2 operations and to guide financial stakeholders’ risk assessment. The due diligence outcomes will feed into the structuring of legal documentation and a project debt package ahead of investment committee reviews. This workstream will be finalized upon having signed definitive agreements with the various offtakers. Negotiations of a long-form term sheet are ongoing ahead of the lenders’ respective investment committees to seek credit approval in the coming months.

The Company has significantly derisked the Phase-2 Matawinie Mine in recent years through the steady advancement of key developmental stages, including:

»	obtaining a ministerial decree and key permits required thus far;

»	signing an impact and benefit agreement with the Atikamekw First Nation as well as a collaboration and benefit sharing agreement with the local community;

»	partnering with Caterpillar Inc. for the development and procurement of a zero-emission fleet and infrastructure for the future mine;

»	advancing detailed engineering, now over 80%, and securing key contracts for strategic equipment and services;

»	carrying out early works to have the site shovel-ready for construction upon reaching a positive FID and completing project financing;

»	issuing an updated feasibility study in March 2025;

»	optimizing its tailings management approach and advancing environmental stewardship at the site through proactive water management, biodiversity initiatives, and continued surveillance; and

»	training and hiring an operational crew at its Phase-1 demonstration plant, thus setting the foundation for its commercial operations.

In parallel, the Company continues to actively advance the engineering and execution strategy for the Phase-2 Bécancour Battery Material Plant, which is modular by design.

Cautionary Note

There can be no assurance that NMG will be able to conclude the definitive agreements with the Government of Canada and/or the Manufacturer, that the Manufacturer and GM will be able to conclude a definitive agreement, or that NMG will be able to meet the conditions precedent of the definitive agreements once executed or the conditions precedent of any or all of the offtake and marketing agreements mentioned above.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the Company’s ability to conclude definitive agreements with the Government of Canada, allied countries or other entities, the Manufacturer, and other offtakers, Traxys’ ability to obtain the approval of the 2025 Traxys Binding Offtake and Marketing Agreement, the ability to secure its project financing and to secure a positive combined or sequenced FID for the Phase-2 Matawinie Mine and or the Phase-2 Bécancour Battery Material Plant (including the initial capacity for the Phase-2 Bécancour Battery Material Plant to aligned with committed volumes), the commercial and technical feasibility of an initial reduction in the Phase-2 Bécancour Battery Material Plant production capacity, the ability of the Corporation to meet the conditions precedent of the definitive agreements once executed with the Government of Canada, the Manufacturer, and other offtakers by the dates to be specified in those agreement or the conditions precedent of the 2025 Panasonic Energy Binding Offtake Agreement and the 2025 Traxys Binding Offtake and Marketing Agreement by the dates specified in those agreements, the conclusion of a binding agreement between GM and the Manufacturer and the commercialization of the remainder of the volume by NMG and the Manufacturer to a list of lithium-ion battery customers, the ability to complete the long-form term sheet and the results of the negotiations with the Company’s lender, the development a fully integrated ore-to-battery-material source of graphite-based active anode material in the Province of Québec, including the possibility of sequencing the financing in stages, the ability to explore and secure various financing and commercial scenarios to lessen risk exposure and facilitate its market entry, the completion of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant, and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the business relationship between the Company and its stakeholders, the ability to obtain sufficient financing for the development of the Matawinie Mine and the Bécancour Battery Material Plant, the Company’s ability to satisfy the due diligence processes of the stakeholders, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, availability financing or financing on favorable terms for the Company, delays in finalizing the definitive agreements, delays in reaching FID, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.